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                                                         Filed by Spyglass, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                                 Subject Company: Spyglass, Inc.
                                                   Commission File No. 000-26074


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SPYGLASS, INC. ON JUNE 15, 2000

SEC DECLARES OPENTV/SPYGLASS JOINT PROXY STATEMENT/PROSPECTUS EFFECTIVE SPECIAL STOCKHOLDER MEETING SLATED FOR JULY 24, 2000

Naperville, Ill. - Thursday, June 15, 2000 - Internet pioneer Spyglass Inc.(R) (NASDAQ: SPYG) announced today that the Securities and Exchange Commission has declared the OpenTV/Spyglass joint proxy statement/prospectus effective. As a result, a special stockholder's meeting will be held on July 24, 2000, for the purpose of approving the proposed merger between OpenTV (NASDAQ and Amsterdam Stock Exchange: OPTV) and Spyglass. The company also announced that OpenTV and Spyglass have received notice from the U.S. antitrust authorities of early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

On March 26, 2000, OpenTV and Spyglass signed a definitive merger agreement. OpenTV is a leading provider of software that enables digital interactive television, and Spyglass is a leading provider of strategic Internet consulting, software and professional services. The joint proxy statement/prospectus has been filed electronically and can be accessed at http://www.sec.gov. Proxy materials will be mailed on or about June 16, 2000 to all stockholders of record as of June 8, 2000.

The boards of directors of both companies have approved the merger agreement and unanimously recommended its adoption to the respective stockholders of their companies. In addressing why the companies are proposing to merge, the document states, among other reasons, that it is believed the resulting combination will create a stronger, more competitive company, capable of achieving greater financial strength, operational efficiencies, earning power and growth potential than either company would have on its own.

The special meeting for Spyglass stockholders of record will take place at the law offices of Hale and Dorr LLP, 60 State St., 26th Floor, Boston, MA 02109 on July 24, 2000, at 12:00 p.m. EST. Georgeson Shareholder Communications Inc. is serving as information agent for Spyglass and can be reached at 800-223-2064.

ADDITIONAL INFORMATION

Investors and stockholders of Spyglass are advised to read the joint proxy statement/prospectus regarding the business combination transaction with OpenTV. Spyglass will mail the joint proxy

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statement/prospectus about the merger to its stockholders on or about June 16,
2000. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission. Investors and stockholders may obtain a free copy, and other documents filed by the company, at the Securities and Exchange Commission's Web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Spyglass by directing such requests to the address listed below.

Spyglass Inc.
Attn: Investor Relations
1240 E. Diehl Road
Suite 400
Naperville, IL 60563
800-647-8901

ABOUT SPYGLASS

Spyglass (NASDAQ: SPYG) is a leading provider of strategic Internet consulting, software and professional services that enable content providers, service operators and device manufacturers to capitalize on the potential of the Internet. Market-leading companies using Spyglass solutions include GTE, Microsoft, Motorola, NEC, Nokia, Sony, TeleCruz, Thomson Consumer Electronics, WorldGate and Xerox. Spyglass is headquartered in Naperville, Ill. and has regional offices in Lexington, Mass., Silicon Valley, Calif., and London, along with a wholly owned subsidiary in Tokyo, Japan. Visit http://www.spyglass.com for more information.

JUNE 2000

Spyglass and the Spyglass logo are trademarks or registered trademarks of Spyglass, Inc., in the United States and other countries. Mosaic is a trademark of the University of Illinois. (Other technologies and brand names are trademarks or registered trademarks of their respective companies.) This release contains information about management's future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including failure of the merger transaction with OpenTV to close due to the failure to obtain regulatory, shareholder or other approvals, the risk that OpenTV and Spyglass (the "Combined Company") businesses will not be integrated successfully and unanticipated costs of such integration, failure of the Combined Company to retain and hire key executives, technical personnel and other employees, failure of the Combined Company to manage its growth, failure of the Combined Company to successfully manage its changing relationship with customers, suppliers and strategic solution center customers, consummation of binding agreements with prospective business partners, competition, development of the marketplace, the timing of the execution and recognition of revenues under new agreements, the ability to close and execute large multi-year contracts, product development, technological change and other factors that are discussed in the company's annual report on Form 10-K for the year ended September 30, 1999 and other documents periodically filed with the SEC.

                                       ***

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For a detailed discussion of the cautionary statements described above and other cautionary statements, please refer to the joint proxy statement/prospectus filed by Spyglass, Inc. and OpenTV Corp. as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed December 22, 1999 and in OpenTV's Form F-1 Registration Statement filed on November 19, 1999, as amended, and other documents periodically filed with the Securities and Exchange Commission. Spyglass undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Spyglass, Inc. its officers and directors may be deemed to be participants in the solicitation of proxies from Spyglass shareholders with respect to the transactions contemplated by the merger agreement referenced in the foregoing information. Information regarding such officers and directors is included in Spyglass' annual report on Form 10-K for the year ended September 30, 1999 filed with the SEC on December 22, 1999. This document is available free of charge at the SEC website at www.sec.gov and from the Spyglass contact listed below.

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF SALE OF SECURITIES. SHAREHOLDERS OF SPYGLASS, INC. AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHICH IS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 FILED BY OPENTV CORP. IN CONNECTION WITH THE MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM SPYGLASS, INC. THROUGH THE CONTACTS LISTED BELOW.

Contact:

Amanda Ingalls, Spyglass, Inc. (Press)
1.630.245.6512 or aingalls@spyglass.com

Bruce Beerbower, Spyglass, Inc. (Investors/Analysts)
1.630.245.6656 or bbeerbower@spyglass.com